Exhibit 99.1
         NEWS RELEASE

PetroChina Completes Rollout of Retalix StorePoint to
More Than 16,000 Retail and Fuel Locations across China

Retalix POS and Fuel Software Solutions Help China’s Leading Fuel Retailer
Enhance Automation, Control and Efficiency in Stores, across the Enterprise

RA’ANANA, Israel—May 17, 2011—Retalix® (NasdaqGS: RTLX) today announced that PetroChina has completed a rollout of Retalix’s StorePoint POS and StorePoint Fuel solutions to more than 16,000 convenience store and fuel locations across China.

PetroChina is one of the largest companies in China in terms of sales, and was recently ranked the world’s most valuable company in Financial Times’ FT Global 500 2010. The Retalix software rollout was part of a larger IT hardware and software upgrade for PetroChina, helping the retailer introduce greater automation and control over its store-level and enterprise-level operations.

“Prior to the IT upgrade, PetroChina retail operations were dependent upon many manual procedures. We realized the need for technology partners like Retalix to help us enhance our IT systems in an effort to better manage our rapid growth and expansion, and to sharpen our competitive edge,” said Wang Bo, vice president of PetroChina Sales Company. “Retalix’s StorePoint POS and Fuel solutions have provided sophisticated functionality, automating many of our previously manual operations and introducing new efficiencies chain-wide. The Retalix solution also promotes our new direction towards enhanced station management—all of which leads to an enriched shopping environment and increased customer satisfaction.”

The rollout of the point-of-sale, store management and fuel software to more than 16,000 stores was completed in less than two years, and the software was adapted and customized to fit the specific needs of PetroChina and the Chinese market that they serve.

“This rollout with PetroChina is the largest deployment of a single Retalix solution in the world, and one of the most noteworthy across the convenience/fuel retail industry in terms of scope, chain size and quick deployment. This project further enhances Retalix’s position in the Chinese retail market,” said Shuky Sheffer, chief executive officer of Retalix Ltd. “The implementation is also a testament to our knowledgeable team of retail industry experts and partners like MSGSB, who efficiently installed the solution in a very short time span, considering the large number of sites deployed. This project also testifies to the flexibility and stability of our software, enabling us to quickly adapt the system to meet PetroChina’s unique requirements.”

Retalix’s partner in China, MSGSB of Beijing, provided project management, training and local support during and after the rollout.

About PetroChina

PetroChina Company Limited (NYSE: PTR; SEHK stock code 0857), is one of the largest companies in China in terms of sales and is ranked the world’s most valuable company in Financial Times’ FT Global 500 2010. PetroChina is engaged in a broad range of activities related to petroleum and natural gas, including exploration, development and production; refining, transportation, storage and marketing; production and sale of chemical products; and transmission, marketing and sale of natural gas. PetroChina's 2010 turnover reached USD 224 billion, representing an increase of 43.8% from 2009. The company operates more than 18,000 service stations across China. For more information, visit: http://www.petrochina.com.cn/ptr/

About Retalix

Retalix is an independent provider of software solutions and services to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws.  For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Retalix customers like PetroChina are trying to achieve by deploying such solutions all include forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information:	For corporate affairs:
Brad Prizer	Doron Gerassi
Retalix Ltd.	Retalix Ltd.
+1-877-573-7193	+1-877-573-7193 x6283
brad.prizer@retalix.com	Investors@retalix.com